                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JULY 2005

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

General Counsel Department

On July 26, 2005, the Telecom Italia Group released preliminary unaudited results for the first-half of 2005.

Such results and those of the corresponding period of 2004 to which they are compared have been calculated according to IAS/IFRS. The data for the comparable year-earlier period were calculated also taking account of discontinued operations: Entel Chile Group, Finsiel Group, Digitel Venezuela and TIM Hellas.

All percentages are calculated on the basis of data expressed in millions of Euro.

Revenues for the first six months of 2005 were €14.7 billion compared to €14.0 billion for the first six months of 2004, an increase of 5.2%.

Operating income for the first six months of 2005 was €4.0 billion compared to €3.8 billion for the first six months of 2004, an increase of 6.2%.

Net financial debt, including the net financial position of discontinued operations, as of June 30, 2005 was €44.1 billion compared to €32.9 billion at the end of 2004 (an increase of €11.2 billion). Such increase was principally due to the acquisition of TIM shares (€13.8 billion) and dividend payments (€2.3 billion), partly offset by approximately €4.9 billion as a result of the net cash generation.  Net Financial Debt, including the net financial position of discontinued operations, is calculated as follows:

Telecom Italia Group also reported the preliminary results of its Wireline and Mobile business units, and preliminary results by its key business areas, Italy and Brazil.

The Wireline business unit’s revenues for the first six months of 2005 were €8.8 billion, an increase of 2.1% compared to the first six months of 2004. Operating income for the first six months of 2005 was €2.5 billion, which represents an increase of 0.8% compared to the first six months of 2004.

The Mobile business unit’s revenues for the first six months of 2005 were €6.2 billion, an increase of 10.6% compared to the first six months of 2004. Operating income for the first six months of 2005 was €1.9 billion, which represents an increase of 3.6% compared to the first six months of 2004.

Mobile revenues in Italy for the first six months of 2005 totaled €4.9 billion, an increase of 3.0% compared to the first six months of 2004. Operating income for the first six months of 2005 was €2.0 billion, which represents an increase of 1.1% compared to the first six months of 2004.

TIM Brasil Group’s consolidated revenues for the first six months of 2005 totaled €1.2 billion (reais 4.0 billion), an increase of 54.0% compared to the first six months of 2004. Consolidated operating loss for the first six months of 2005 was €0.1 billion (reais 0.4 billion), which represents an increase of 13.7% compared to the first six months of 2004.

Telecom Italia

General Counsel Department

+39.02.8595.4905

+39.06.3688.2527

1() Net Financial Debt is a non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act. Although Net Financial Debt is a non-GAAP measure, it is widely used in Italy by financial institutions to assess liquidity and the adequacy of a company’s financial structure. Telecom Italia believes Net Financial Debt provides an accurate indicator of Telecom Italia’s ability to meet its financial obligations, represented by gross debt, from its available liquidity, represented by the other items shown in the reconciliation table.
Net Financial Debt allows Telecom Italia to show investors the trend in our net financial condition over the periods presented. The limitation on the use of Net Financial Debt is that it effectively assumes that gross debt can be reduced by our cash and other liquid assets. In fact, it is unlikely that we would use all of our liquid assets to reduce our gross debt all at once, as such assets must also be available to pay employees, suppliers and taxes, and to meet other operating needs and capital expenditure requirements. Net Financial Debt and its ratio to total shareholders’ equity (including minority interests), or leverage, are used to evaluate our financial structure in terms of sufficiency and cost of capital, level of debt, debt rating and funding cost, and whether our financial structure is adequate to achieve our business and financial targets (which include our debt ratio, or net debt divided by net invested capital, the latter meaning net assets excluding Net Financial Debt). Telecom Italia management believes that Telecom Italia’s financial structure is sufficient to achieve our business and financial targets. Telecom Italia management monitors the Net Financial Debt and leverage or similar measures as reported by other telecommunications operators in Italy and abroad, and by other major listed companies in Italy, in order to assess our liquidity and financial structure relative to such companies. Telecom Italia management also monitors the trends in our Net Financial Debt and leverage in order to optimize the use of internally-generated funds versus funds from third parties. Net Financial Debt is reported in our Italian annual report to shareholders and is used in presentations to investors and analysts.

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      July 28th, 2005

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager